UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Costco Wholesale Corporation

(Exact name of the registrant as specified in its charter)

Washington	000-20355	91-1223280

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

999 Lake Drive, Issaquah, WA		98027

(Address of principal executive offices)		(Zip code)

Arthur Jackson		(425) 313-8100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Costco Wholesale Corporation’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-govhighlights.

Item 1.02 Exhibit
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Costco Wholesale Corporation

/s/ DOUG SCHUTT	June 2, 2014
Doug Schutt	(Date)
Executive Vice President